Exhibit 12

PFIZER INC. AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(IN MILLIONS, EXCEPT RATIOS)	2012	2011	2010	2009	2008

Determination of earnings:
Income from continuing operations before provision for taxes on income, noncontrolling interests and cumulative effect of a change in accounting principles	$12,080	$12,304	$9,471	$10,723	$9,520
Less:
Net income attributable to noncontrolling interests	28	40	31	9	22
Income attributable to Pfizer Inc.	12,052	12,264	9,440	10,714	9,498
Add:
Fixed charges	1,640	1,813	1,930	1,358	647
Total earnings as defined	$13,692	$14,077	$11,370	$12,072	$10,145

Fixed charges:
Interest expense(a)	$1,524	$1,681	$1,797	$1,232	$516
Preferred stock dividends(b)	4	5	6	7	8
Rents(c)	112	127	127	119	123
Fixed charges	1,640	1,813	1,930	1,358	647
Capitalized interest	41	50	36	34	46

Total fixed charges	$1,681	$1,863	$1,966	$1,392	$693

Ratio of earnings to fixed charges	8.1	7.6	5.8	8.7	14.6

(a)
Interest expense includes amortization of debt premium, discount and expenses. Interest expense does not include interest related to uncertain tax positions of $268 million for 2012; $343 million for 2011; $389 million for 2010; $337 million for 2009; and $333 million for 2008.

(b)	Preferred stock dividends related to our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Plan Trust.

(c)	Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.

All financial information before 2012 reflects Capsugel (the sale of which closed on August 1, 2011) as a discontinued operation. The financial information for the years ended December 31, 2012, 2011, 2010 and 2009 reflects the Nutrition business, which was acquired in 2009 and which the Company sold on November 30, 2012, as a discontinued operation.